April 4, 2007



United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Mr. Gary Newberry
Fax:  (202) 772-9368

         Re:      Gasco Energy, Inc.
                  Form 10-K for the fiscal year ended December 31, 2006 File No. 001-32369

Ladies and Gentlemen:

         Set forth below are the responses of Gasco Energy, Inc. (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Staff") in the comment letter of the Staff dated April 2, 2007 addressed to the Company. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1. In the review of your filing for Fiscal Year 2006, we noted your April 29, 2005 supplemental response to our April 20, 2005 comment letter regarding the review of your Form 10-K for the Fiscal Year 2004. In this response, you stated you would comply with comments 1, 2, 9 and 12 in future filings. Please tell us how you have complied with each of these prior comments in the Form 10-K for the Fiscal Year Ended December 31, 2006, or amend this filing to comply with these prior comments.

RESPONSE: For your convenience the original comments have been provided with the description of how we complied with each comment.

Comment 1. In your discussion regarding the value of future net cash flows from reserves, we note you state that "we generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate." Please explain to us why you use the term generally, which seems to imply that you have used other methods of determining the estimated value of proved reserves. If so, please explain to us what methods you have used.

We have not used any other methods of determining our estimated value of proved reserves and deleted the word generally from this discussion in the 2006 10-Q's, however, this change was inadvertently omitted from the 2006 10-K. We will correct this omission in the amended filing. See attached amended page 16.

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

Comment 2. In your document, please include the definition of proved reserves as defined in Regulation S-X Rule 4-10(a) and P. 34 of FAS 25.

We included a glossary of oil and gas terms in the 2006 10-Q's however the glossary was inadvertently omitted from the 2006 10-K. We will include a glossary of oil and gas terms which includes the definition of proved reserves set forth in Regulation S-X Rule 4-10(a). See attached amended pages 9 through 12.

Comment 9. We note that you state the costs of unproved properties are withheld from the depletion base until they are either developed or abandoned. This does not appear to be consistent with Rule 4-10(c) (3) (ii) which states that these costs are excluded from the depreciation base "until it is determined whether or not proved reserves can be assigned to the properties." Please clarify to us and in your disclosure when such costs are transferred to the amortization base.

The Company withholds costs of unproved properties from the depletion base until it is determined whether or not proved reserves can be assigned from the properties. This change was made in all of the 2006 10-Q's however it was inadvertently omitted from the 2006 10-K. This change will be made in the amended filing. See attached amended pages 46 and 61.

Comment 12. Please expand your disclosure to include information specific to your company, including when title transfers to the buyer, and industry specific information including how the company accounts for imbalances. Please ensure your revenue recognition disclosures are consistent with SAB Topic 13 B requirements and EITF 90-22.

We will add the following additional disclosure to the Revenue Recognition section of Note 2 - Significant Accounting Policies.

The Company records revenues from the sales of natural gas and crude oil when delivery to the customer has occurred and title has transferred. This occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred. This change was made in all of the 2006 10-Q's however it was inadvertently omitted from the 2006 10-K. This change will be made in the amended filing. See attached amended page 64.

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Oil and Gas Properties, page 57

2. You have disclosed that your full cost pool was not impaired as of December 31, 2006, based on increased oil and gas prices subsequent to year end. Tell us what date was selected for the ceiling recomputation and why this date bears a logical relationship to the filing date of the affected financial statements. Also, tell us whether or not the date selected is consistent from period to period. We may have further comment.

RESPONSE: The Company consistently performs a second ceiling test using oil and natural gas prices on the date that is seven days before we plan to file our Form 10-K or Form 10-Q's with the SEC. We believe that this date bears a logical relationship to the filing date of the affected financial statements because it allows us to recomputed our ceiling test in circumstances in which oil and natural gas prices have increased subsequent to period end, using the most current date possible, but also allows sufficient time to make any necessary revisions to our financial statements before the filing date. This year, we performed a second ceiling test using prices on February 21, 2007, and filed our Form 10-K on February 28, 2007.

Engineering Comments

Risk Factors, page 9

The volatility of oil and gas prices could have a material adverse effect on our business, page 9
--------------------------------------------------------------------------------

3. Risk factors should be as specific to you as possible. Please revise to include the price of gas at year end 2006 compared to the previous period and that this resulted in a downward revision in your proved reserves of 63%. Also report, if true, that unless the price increases you will be unable to economically develop most of your acreage, unless costs also decline materially.

RESPONSE: The volatility of natural gas and oil prices could have a material adverse effect on our business risk factor has been amended to disclose the oil and gas prices at year end 2006 compared to the previous period and that this decrease resulted in a downward revision in our proved reserves of 63%, and that unless commodity prices increase or unless costs decline materially, we will be unable to economically develop most of our acreage. See amended pages 13 through 14.

Our oil and gas reserve information is estimated, page 11

4. Please revise to include in this risk factor that you have revised your reserves downward by 36%, 32% and 63% in each of the last three years.

RESPONSE: The risk factor Our oil and gas reserve information is estimated and may not reflect our actual reserves, has been revised to add that we have revised our reserves downward by 36%, 32% and 63% in each of the last three years. See amended page 15.

Our officers and directors are engaged in other businesses, page 18

5. Please revise to include the percentage of each time person spends on company business.

RESPONSE: The percentage of time each person spends on Company business has been added to the Our officers and directors are engaged in other businesses which may result in conflicts of interest risk factor. See amended page 22.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
--------------------------------------------------------------------------------

6. Revise to expand your disclosure on how the current gas price will affect your 2007 development plans and the fact that most of your previously booked proved undeveloped reserves are uneconomic at the 2006 end of year gas price.

RESPONSE: The disclosure under Management's Discussion and Analysis of Financial Condition and Results of Operations has been revised to disclose how the current gas price will affect our 2007 development plans and the fact that most of our previously booked proved undeveloped reserves are uneconomic at the 2006 end of year gas price. See amended pages 35 through 36.

Critical Accounting Policies and Estimates, page 39

Oil and Gas Reserves, page 40

7. Please expand your disclosure to include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

RESPONSE: We have added a glossary of terms that includes the definition of proved reserves set forth in Rule 4-10(a). See amended pages 9 through 12.

Notes to Consolidated Financial Statements, page 55

Supplemental Oil and Gas Reserve Information, page 88

8. We note that you reported very few proved undeveloped reserves. Tell us why you believe you do not have proved undeveloped reserves directly offsetting more of the 97 wells you have an interest in. Reconcile the fact that you report very few proved undeveloped reserves with the fact that you currently have three rigs under contract in the Uinta Basin and will take delivery on a fourth rig at the end of March 2007 and have budgeted $40 million in capital expenditures in 2007 which include the drilling of ten wells in your Riverbend project.

RESPONSE: Gasco has little proved undeveloped reserves because the offsetting locations did not yield a positive net present value at a discount rate of 10% at year end 2006 prices of natural gas and oil, the current estimated capital investment based on recent historical data to drill and complete wells and the current estimated well performance based on historical well performance in this area.

In 2007, we plan to continue to prove the geological model, delineate the resource and demonstrate additional operational efficiencies. Long term the Company believes that it will be able to demonstrate reduced well investment through operating efficiencies gained through improved drilling and completion practices, introduction of new technologies and economies of scale. The Company believes that well performance is likely to improve as knowledge increases with


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

additional well development and introduction of new technologies. Historically, during periods of lower prices of natural gas and oil well investment has been much lower and the Company believes that any prolonged period of prices similar to those seen at year end 2006 would result in significantly lower well investment in the future. However, the Company believes that commodity prices reflected at the year end 2006 are not representative of the long term price for natural gas and oil.

In connection with responding to comments from the Staff addressed to the Company on April 2, 2007, the Company hereby acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission");

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and;

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at (303) 483-0044.

                                                 Sincerely,

                                                 /s/ W. King Grant

                                                 W. King Grant
                                                 Chief Financial Officer and
                                                 Executive Vice President

AMENDED PAGES TO FORM 10-K:

          our  ability to find and retain skilled personnel;

          the  lack of liquidity of our common stock; and

          our ability to eliminate any material weaknesses in our internal controls over financial reporting.

Any of the factors listed above and other factors contained in this annual report could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us or on our behalf. We cannot assure you that our future results will meet our expectations.

When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this annual report. Our forward-looking statements speak only as of the date made.


                      GLOSSARY OF NATURAL GAS AND OIL TERMS

         The following is a description of the meanings of some of the natural gas and oil industry terms used in this annual report.

         Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this annual report in reference to crude oil or other liquid hydrocarbons.

         Bbl/d. One Bbl per day.

         Bcf. Billion cubic feet of natural gas.

         Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

         Completion. The installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

         Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

         Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

         Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

         Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

         Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir. Generally, an exploratory well is any well that is not a development well, a service well, or a stratigraphic test well.

         Farm-in or farm-out. An agreement under which the owner of a working interest in a natural gas and oil lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

         Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

         Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

         Lead. A specific geographic area which, based on supporting geological, geophysical or other data, is deemed to have potential for the discovery of commercial hydrocarbons.

         MBbls. Thousand barrels of crude oil or other liquid hydrocarbons.

         Mcf. Thousand cubic feet of natural gas.

         Mcfe. Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         MMBls. Million barrels of crude oil or other liquid hydrocarbons.

         MMBtu. Million British Thermal Units.

         MMcf. Million cubic feet of natural gas.

         MMcf/d. One MMcf per day.

         MMcfe. Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         Net acres or net wells. The sum of the fractional working interest owned in gross acres or wells, as the case may be.

        Net feet of pay. The true vertical thickness of reservoir rock estimated to both contain hydrocarbons and be capable of contributing to producing rates.

         Present value of future net revenues or present value of discounted future net cash flows or present value or PV-10. The pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

         Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

         Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

         Proved area. The part of a property to which proved reserves have been specifically attributed.

         Proved developed oil and gas reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production responses that increased recovery will be achieved.

     Proved oil and gas reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based. Estimates of proved reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (b) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors; (c) crude oil, natural gas and natural gas liquids that may occur in undrilled prospects;

         and (d) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

         Proved properties.  Properties with proved reserves.

         Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Proved undeveloped reserves may not include estimates attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

         Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

         Service well. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

         Stratigraphic test well. A drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily arc drilled without the intention of being completed for hydrocarbon production. This classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as (a) "exploratory type," if not drilled in a proved area, or (b) "development type," if drilled in a proved area.

         Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

         Unproved properties.  Properties with no proved reserves.

         Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.


ITEM 1A. Risk Factors

Due to the nature of the Company's business and the present stage of exploration on its oil and gas prospects, the following risk factors apply to Gasco's operations:

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


         We have incurred losses since our inception and may continue to incur losses in the future.

To date our operations have not generated sufficient operating cash flows to provide working capital for our ongoing overhead, the funding of our lease acquisitions and the exploration and development of our properties. Without adequate financing, we may not be able to successfully develop any prospects that we have or acquire and we may not achieve profitability from operations in the near future or at all.

During the years ended December 31, 2006, 2005 and 2004, we incurred a net loss of $55,817,767, $37,635 and $4,205,830, respectively. As of December 31, 2006, we had an accumulated deficit of $85,352,993. Our failure to achieve profitability in the future could adversely affect the trading price of our common stock or our ability to raise additional capital. Any of these circumstances could have a material adverse effect on our financial condition and results of operations.

         The volatility of natural gas and oil prices could have a material adverse effect on our business.

Our revenue, profitability and cash flow depend upon the prices and demand for natural gas and oil. Moreover, changes in natural gas and oil prices have a significant impact on the value of our reserves. The markets for these commodities are very volatile and even relatively modest drops in prices can significantly affect our financial results and impede our growth. Prices for natural gas and oil may fluctuate widely in response to a variety of additional factors that are beyond our control, such as:
     o  changes in global supply and demand for natural gas and oil;

     o  commodity processing, gathering and transportation availability;

     o  domestic and global political and economic conditions;

     o the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

     o  weather conditions, including hurricanes;

     o  technological advances affecting energy consumption;

     o  domestic and foreign governmental regulations; and


     o  the price and availability of alternative fuels.
Lower natural gas and oil prices may not only decrease our revenue on a per share basis, but also may reduce the amount of natural gas and oil that we can produce economically. This reduction may result in our having to make substantial downward adjustments to our estimated proved reserves. For example, during 2006, the previous oil and gas reserves quantities decreased by approximately 63% primarily due to the decrease in oil and gas prices from $59.87 per barrel and

$8.01 per mcf at December 31, 2005 to $45.53 per barrel and $4.47 per mcf at December 31, 2006. The price per barrel of oil reflects our blend of oil and condensate. If the estimated capital investment based on recent historical data to drill and complete wells in this area is not reduced materially or if the prices for oil and gas do not increase materially from year end 2006 prices we will be unable to economically develop most of our acreage.


All of our natural gas production is currently located in, and all of our future natural gas production is anticipated to be located in, the Rocky Mountain Region of the United States. The gas prices that we and other operators in the Rocky Mountain region have received and are currently receiving are at a discount to gas prices in other parts of the country. Factors that can cause price volatility for crude oil and natural gas within this region are:

          the availability of gathering systems with sufficient capacity to handle local production;

          seasonal fluctuations in local demand for production;

          local and national gas storage capacity;

          interstate pipeline capacity; and

          the availability and cost of gas transportation facilities from the Rocky Mountain region.

In addition, because of our size we do not own or lease firm capacity on any interstate pipelines. As a result, our transportation costs are particularly subject to short-term fluctuations in the availability of transportation facilities. Our management believes that the steep discount in the prices it receives may be due to pipeline constraints out of the region, but there is no assurance that increased capacity will improve the prices to levels seen in other parts of the country in the future. Even if we acquire additional pipeline capacity, conditions may not improve due to other factors listed above.

It is impossible to predict natural gas and oil price movements with certainty. Lower natural gas and oil prices may not only decrease our revenues on a per unit basis but also may reduce the amount of natural gas and oil that we can produce economically. A substantial or extended decline in natural gas and oil prices would materially and adversely affect our future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures. Further, oil prices and natural gas prices do not necessarily move together.

Pipeline constraints may limit our ability to sell our gas production and may negatively affect the price at which we sell our gas.

Gasco's production is transported through a single intrastate pipeline and therefore any constraints on the capacity of this pipeline could adversely affect our ability to sell our production. Additionally, many pipelines, particularly those connecting to higher - priced eastern markets, are operating at or near capacity. Management believes that this situation could continue, at least, into early 2008. In certain circumstances this may limit our ability to sell any, or all, of our natural gas production in a given period. As producers vie one with another to sell their gas, this situation may also serve to reduce the price at which we are able to sell the gas that does flow. A reduction in the amount of natural gas that we can sell or the price at which such natural gas can be sold could materially adversely affect our financial position and results of operation.

         Our oil and gas reserve information is estimated and may not reflect our actual reserves.

Estimating accumulations of gas and oil is complex and is not exact because of the numerous uncertainties inherent in the process. The process relies on interpretations of available geological, geophysical, engineering and production data. The extent, quality and reliability of this technical data can vary. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

         the quality and quantity of available data;

         the interpretation of that data;

         the accuracy of various mandated economic assumptions; and

         the judgment of the persons preparing the estimate.

The estimated proved reserve information as of December 31, 2006, included herein is based on estimates prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers.


The most accurate method of determining proved reserve estimates is based upon a decline analysis method, which consists of extrapolating future reservoir pressure and production from historical pressure decline and production data. The accuracy of the decline analysis method generally increases with the length of the production history. Since most of our wells had been producing less than six years as of December 31, 2006, their production history was relatively short, so other (generally less accurate) methods such as volumetric analysis and analogy to the production history of wells of other operators in the same reservoir were used in conjunction with the decline analysis method to determine our estimates of proved reserves. As our wells are produced over time and more data is available, the estimated proved reserves will be redetermined on an annual basis and may be adjusted based on that data. These adjustments could result in downward revisions of our reserve estimates. We have revised our reserves downward by 36%, 32% and 63% in each of the previous three years.


Actual future production, gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the quantities and present value of our reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development and prevailing gas and oil prices. Our reserves may also be susceptible to drainage by operators on adjacent properties.

It should not be assumed that the present value of future net cash flows included herein is the current market value of our estimated proved gas and oil reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.


Future changes in commodity prices or our estimates and operational developments may result in impairment charges.

We may be required to write down the carrying value of our gas and oil properties when gas and oil prices are low or if there is substantial downward adjustments to the estimated proved reserves, increases in the estimates of development costs or deterioration in the exploration results.

We follow the full cost method of accounting, under which, capitalized gas and oil property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved gas and oil reserves less the future cash outflows associated with the asset retirement obligations that have been accrued on the balance sheet plus the cost, or estimated fair value, if lower of unproved properties.

Should capitalized costs exceed this ceiling, an impairment would be recognized. The present value of estimated future net revenues is computed by applying current prices of gas and oil to estimated future production of proved gas and oil reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions. Once an impairment of gas and oil properties is recognized, it is not reversible at a later date even if oil or gas prices increase. As of June 30, 2006, the Company's full cost pool exceeded the ceiling limitation based on oil and gas prices of $59.87 per barrel and $5.42 per Mcf. Subsequent commodity price increases were not sufficient to eliminate the need for the impairment and therefore, impairment expense of $51,000,000 was recorded during the quarter ended June 30, 2006.

         The development of oil and gas properties involves substantial risks that may materially and adversely affect us.

The business of exploring for and producing oil and gas involves a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations.

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

If we experience any one or more of these risks, our business, financial condition and results of operations could be materially and adversely affected.

conditions. These restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. Our credit facility and restrictions there under are described in greater detail in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Credit Facility."

         Our success depends on our key management personnel, the loss of any of whom could disrupt our business.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. The loss of services of any of our key managers could have a material adverse effect on our business. We have not obtained "key man" insurance for any of our management. Mr. Erickson is the Chief Executive Officer, Mr. Decker is an Executive Vice President and Chief Operating Officer and Mr. Grant is an Executive Vice President and Chief Financial Officer. The loss of their services may adversely affect our business and prospects.

         Our officers and directors are engaged in other businesses which may result in conflicts of interest.


Certain of our officers and directors also serve as directors of other companies or have significant shareholdings in other companies. Our chairman, Marc A. Bruner, is the largest shareholder of Galaxy Energy Corporation ("Galaxy") and Exxcel Energy. Mr. Bruner also serves as the Chairman and Chief Operating Officer of Falcon Oil and Gas, Ltd. ("Falcon"). Falcon's current drilling activities include projects in Romania and Hungary. Carl Stadelhofer, one of our directors is a director of Falcon. In addition, another of our directors, C. Tony Lotito, currently serves as the Executive Vice President, Chief Financial Officer, Secretary-Treasurer and a member of the Board of Directors of PetroHunter Corporation ("PetroHunter"), which is majority owned by Mr. Bruner. Charles Crowell, one of our directors also serves on the Boards' of Directors of PetroHunter and of Providence Resources, Inc. Richard S. Langdon, another one of our directors, is President and Chief Executive Officer of Matris Exploration Company, L.P., a private E&P company active in onshore California. Mr. Langdon is also a member of the Board of Directors of Constellation Energy Partners LLC ("CEP"), a public limited liability company focused on the acquisition, development and exploitation of oil and natural gas properties and related midstream assets. CEP's activities are currently focused in the Black Warrior Basin of Alabama. Another one of our directors, Richard Burgess is a director of ROC Oil Company ("ROC"), a Limited Liability Corporation incorporated in Australia. ROC has oil and gas activities in China, Australia, UK North Sea, and West Africa. ROC has no activities in North or South America. The Company estimates that all of its directors except Mr. Crowell spend approximately 10% of their time on Company business and Mr. Crowell spends approximately 25% of his time on Company business. Mark Erickson, our CEO, President and director has direct private investments in certain Rocky Mountain oil and gas leases and has a majority interest in a private oil and gas company with core assets in Oklahoma and additional lease holdings in Colorado, Wyoming and Utah. Mr. Erickson spends 100% of his time on Gasco business.

ITEM 6 - SELECTED FINANCIAL DATA

The following table sets forth selected financial data, derived from our historical consolidated financial statements and related notes, regarding Gasco's financial position and results of operations as the dates indicated. The financial information is an integral part of, and should be read in conjunction with, the consolidated financial statements and notes thereto. Information concerning significant trends in financial condition and results of operations is contained in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operation."

                                                                        For the Year Ended December 31,
                                                   2006             2005              2004              2003             2002
                                                   ----             ----              ----              ----             ----
Summary of Operations
      Oil, gas and gathering revenue              $22,980,231      $15,479,566        $3,267,214        $1,263,443        $ 164,508
      General & administrative expense              9,415,787        5,987,019         4,191,978         2,819,675        5,080,287
      Net loss                                   (55,817,767)         (37,635)       (4,205,830)       (2,526,525)      (5,649,682)
      Net loss per share                               (0.65)           (0.00)            (0.07)            (0.07)           (0.16)

                                                                               As of December 31,
                                                   2006             2005              2004              2003             2002
                                                   ----             ----              ----              ----             ----
Balance Sheet
      Working capital (deficit)                   $11,129,942      $86,078,958       $52,719,245        $1,192,246     $(2,857,539)
      Cash and cash equivalents                    12,876,879       62,661,368        25,717,081         3,081,109        2,089,062
      Oil and gas properties, net                 109,281,419      100,334,852        50,820,383        28,470,917       24,760,149
      Total assets                                165,454,418      201,199,972       117,368,168        33,059,179       27,505,501
      Long-term obligations                        65,981,536       65,302,674        65,108,566         2,483,084                -
      Stockholders' equity                         77,171,921      127,440,160        46,213,198        27,382,083       22,014,265

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Forward Looking Statements

Please refer to the section entitled "Cautionary Statement Regarding Forward Looking Statements" under Item 1 for a discussion of factors which could affect the outcome of forward looking statements used by the Company.

Overview


Gasco is a natural gas and petroleum exploitation, development and production company engaged in locating and developing hydrocarbon prospects, primarily in the Rocky Mountain region. The Company's business strategy is to enhance shareholder value by using technologies new to a specific area to generate and develop high-potential exploitation resources in this area. The Company's principal business is the acquisition of leasehold interests in petroleum and natural gas rights, either directly or indirectly, and the exploitation and development of properties subject to those leases. Gasco's preliminary budget for our 2007 capital program reflects Gasco's commitment to build upon its historical successes and continue its efforts to demonstrate the economic viability of its resource in the Uinta Basin of Utah. Economic viability of this resource play is a function of the price of natural gas and oil, well investment, well operating cost and well performance. If the estimated capital investment based on recent historical data to drill and complete wells in this area is not reduced materially, if the estimated well performance based on recent historical performance data in this area is not increased materially or if the prices for oil and gas do not increase materially from year end 2006 prices we will be unable to economically develop most of our acreage in the Uinta Basin of Utah.

Gasco's preliminary budget for our 2007 capital program is not contingent upon any material increases in the prices of oil and gas reflected at year end 2006. In 2007, we plan to continue to prove the geological model, delineate the resource and demonstrate additional operational efficiencies. During 2007 the Company believes, based on historical experience in 2006, that it will be able to demonstrate reduced well investment through operating efficiencies gained through improved drilling and completion practices, introduction of new technologies and economies of scale. In the last half of 2006 we experienced reduced well investment due to reduced drilling days and lower service costs. We believe well performance is likely to improve as knowledge increases with additional well development and introduction of new technologies. Historically, during periods of lower prices of natural gas and oil well investment has been much lower and the Company believes that any prolonged period of prices similar to those seen at year end 2006 would result in significantly lower well investment in the future. However, the Company believes that commodity prices reflected at the year end 2006 are not representative of the long term price for natural gas and oil.


The Company's corporate strategy is to grow through drilling projects. The Company has been focusing its drilling efforts in the Riverbend Project located in the Uinta Basin of northeastern Utah. The higher oil and gas prices during 2005 and through the first quarter of 2006 due to factors such as inventory levels of gas in storage, extreme weather in parts of the country and increasing demand in the United States, combined with the continued instability in the Middle East resulted in increased drilling activity in the Riverbend area. The increased drilling activity in the area decreased the availability of drilling rigs and experienced personnel in this area and may continue to do so in the future. The Company also continues to incur higher drilling and operating costs resulting from the increased fuel and steel costs and from the increased drilling activity in this area.

Recent Developments

Drilling Activity

During the year ended December 31, 2006, the Company spudded 30 gross wells (approximately 18.5 net wells) and reached total depth on 29 gross wells (approximately 18.0 net wells) in the Riverbend area. We also conducted initial completion operations on 26 wells (16.5 net wells) and re-entered 16 wells (8.0 net wells) to complete pay zones that were behind pipe. As of December 31, 2006, we operated 77 gross wells with two additional wells awaiting completion activities. We currently have three drilling rigs operating in the Uinta Basin Riverbend project, and are expecting delivery of our fourth rig at the end of March 2007.

Company may adjust estimates of proved reserves to reflect production history, acquisitions, divestitures, ownership interest revisions, results of exploration and development and prevailing gas and oil prices. The Company's reserves may also be susceptible to drainage by operators on adjacent properties.

                  Impairment of Long-lived Assets


The cost of the Company's unproved properties is withheld from the depletion base as described above, until it is determined whether or not proved reserves can be assigned to the properties. These properties are reviewed periodically for possible impairment. Each quarter the Company's management reviews all unproved property. If a determination is made that acreage will be expiring or that the Company does not plan to develop some of the acreage that is no longer considered to be prospective, the Company records an impairment of the acreage and reclassifies the costs to the full cost pool. The Company estimates the value of these acres for the purpose of recording the related impairment. The impairments that have been recorded by the Company were estimated by calculating a per acre value from the total unproved costs incurred for the applicable acreage divided by the total net acres owned by the Company. This per acre estimate is then applied to the acres that the Company does not plan to develop in order to calculate the impairment. As a result of this process the Company has recorded impairments of $3,786,000 and $5,300,000 during the years ended December 31, 2006 and 2005, respectively. These impairments related primarily to the costs of expiring acreage in Wyoming. A change in the estimated value of the acreage could have a material impact on the total of the impairment recorded by the Company.


         Stock Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards "SFAS" No. 123(R), "Accounting for Stock-Based Compensation" which requires companies to recognize compensation cost for stock-based awards based on the estimated fair value of the award. Compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the service period, which generally represents the vesting period. The Company uses the Black-Scholes option valuation model to calculate the fair value disclosures under SFAS 123(R). This model requires the Company to estimate a risk free interest rate and the volatility of the Company's common stock price. The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense.

Prior to the adoption of SFAS No. 123(R), Gasco had followed Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to
Employees", and related interpretations, through December 31, 2005 for accounting for stock option awards to employees and directors which resulted in the accounting for grants of awards to employees and directors at their intrinsic value in the consolidated financial statements. Accordingly, Gasco has recognized compensation expense in the financial statements for awards granted to consultants which must be re-measured each period under the mark-to-market accounting method. Gasco had previously adopted the provisions of FAS No. 123, "Accounting for Stock-Based Compensation", as and the proved reserves attributable to these costs. A significant alteration would typically involve a sale of 25% or more of the proved reserves related to a single full cost pool.


Depletion of exploration and development costs and depreciation of production equipment is computed using the units-of-production method based upon estimated proved oil and gas reserves. The costs of unproved properties are withheld from the depletion base until it is determined whether or not proved reserves can be assigned to the properties. The properties are reviewed quarterly for impairment. During 2006, approximately $3,786,000 of unproved lease costs related to expiring acreage in Wyoming was reclassified to proved property and was included in the ceiling test and depletion calculations.


Total well costs are transferred to the depletable pool even when multiple targeted zones have not been fully evaluated. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes (full cost pool) may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves less the future cash outflows associated with the asset retirement obligations that have been accrued in the balance sheet plus the cost, or estimated fair value, if lower of unproved properties and the costs of any properties not being amortized, if any. Should the full cost pool exceed this ceiling, an impairment is recognized. The present value of estimated future net revenues is computed by applying current oil and gas prices to estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions. However, subsequent commodity price increases may be utilized to calculate the ceiling value.

As of December 31, 2006, based on oil and gas prices of $45.53 per barrel and $4.47 per mcf, the full cost pool would have exceeded the above described ceiling by $28,500,000. As a result of the increase in the ceiling amount using subsequent prices, the Company has not recorded an impairment of its oil and gas prices at December 31, 2006. As of June 30, 2006, the Company's full cost pool exceeded the ceiling limitation based on oil and gas prices of $59.87 per barrel and $5.42 per mcf. Subsequent commodity price increases were not sufficient to eliminate the need for the impairment and therefore, impairment expense of $51,000,000 was recorded during the quarter ended June 30, 2006.

 Capitalized Interest


The Company capitalizes interest costs to oil and gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion. Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use. Interest costs capitalized in 2006 were $231,500. No interest was capitalized during 2005 or 2004.

Off Balance Sheet Arrangements

From time-to-time, we enter into off-balance sheet arrangements and transactions that can give rise to off-balance sheet obligations. As of December 31, 2006, the off-balance sheet arrangements and transactions that we have entered into include undrawn letters of credit, operating lease agreements and gas transportation commitments. The Company does not believe that these arrangements are reasonably likely to materially affect its liquidity or availability of, or requirements for, capital resources.

Revenue Recognition


The Company records revenues from the sales of natural gas and crude oil when delivery to the customer has occurred and title has transferred. This occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred.


The Company may have an interest with other producers in certain properties, in which case the Company uses the sales method to account for gas imbalances. Under this method, revenue is recorded on the basis of gas actually sold by the Company. In addition, the Company records revenue for its share of gas sold by other owners that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company also reduces revenue for other owners' gas sold by the Company that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company's remaining over- and under-produced gas balancing positions are considered in the Company's proved oil and gas reserves. Gas imbalances at December 31, 2006 and 2005 were not significant.
Computation of Net Loss per Share

Basic net loss per share is computed by dividing net loss attributable to the common stockholders by the weighted average number of common shares outstanding during the reporting period. The shares of restricted common stock granted to certain officers, directors and employees of the Company are included in the computation only after the shares become fully vested. Diluted net income per common share includes the potential dilution that could occur upon exercise of the options to acquire common stock. The Notes, which are convertible into 16,250,000 shares of common stock and the outstanding common stock options, have not been included in the computation of diluted net loss per share during all periods because their inclusion would have been anti-dilutive.

As of December 31, 2006, we had 86,100,015 shares of common stock outstanding. As of such date, there were 9,878,502 shares of common stock issuable upon exercise of outstanding options. Additional options may be granted to purchase 1,895,000 shares of common stock under our stock option plan and an additional 474,200 shares of common stock are issuable under our restricted stock plan. As of December 31, 2006, and as of December 31 of each succeeding year, the number of shares of common stock issuable under our stock option plan automatically increases so that the total number of shares of common stock issuable under such plan is equal to 10% of the total number of shares of common stock outstanding on such date.